Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated March 21, 2019 - Neovasc Announces Fourth Quarter and Fiscal Year 2018 Financial Results

DOCUMENT 1

Neovasc Announces Fourth Quarter and Fiscal Year 2018 Financial Results

NASDAQ, TSX: NVCN

Recent Highlights

  The U.S. Food and Drug Administration (the "FDA") granted Breakthrough Device designation to the Neovasc Reducer™ (the "Reducer") for the treatment of refractory angina
  Reducer implanted in 100th patient in Germany
  5-Year anniversary of Tiara™ (the "Tiara") patient celebrated as the longest surviving transcatheter mitral valve replacement in the world
  Tiara featured in update presentation at the CRT 2019 meeting
  Reducer implant "Live Case" at the CRT meeting in Washington, DC
  Peer-reviewed article on Tiara cases published in Circulation: Cardiovascular Interventions
  Closed public offerings of common shares for gross proceeds of $10 million
  Resolved previously-disclosed litigation matter through a settlement agreement with Micro Interventional Devices, Inc. and Endovalve Inc. (together, "MID")
  German Court of Appeals decision dismissing Edwards Lifesciences CardiAQ LLC's ("CardiAQ") claims against Neovasc regarding ownership rights for the Tiara in Germany

VANCOUVER, March 21, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today reported financial results for the fourth quarter and fiscal year ended December 31, 2018.

"After achieving a steady flow of positive operational and development milestones throughout 2018, we have entered 2019 with significant momentum in the business which is driving increased awareness among cardiologists for both the Tiara and Reducer," said Fred Colen, President and Chief Executive Officer of Neovasc.

Mr. Colen continued, "Our sales and marketing team continues to make steady progress ramping up sales for the Reducer through our partners and distributors across the EU and Middle East and through direct sales activities in Germany. The clinical data that we have generated for the Reducer as a treatment for chronic refractory angina continues to build support among some of the leading cardiologists around the world. As a result, we have already generated a number of peer reviewed articles and presentations at medical conferences in 2019 that are putting us in front of an ever larger number of cardiologists and other treating physicians. This new data is going further in showcasing patients' responses to the Reducer, by utilizing new technologies to measure its performance, including dipyridamole stress perfusion cardiac magnetic resonance."

"While still in clinical trials, the Tiara truly is a leading edge, ground-breaking device that is expected to be able to treat more patients with a larger amount of co-existing conditions. Our clinical data continues to support our efforts to further develop the Tiara as we look to bring it to market. The positive momentum we built up in 2018 for patient enrollment through the addition of several new clinical sites will support the ongoing TIARA-II study in 2019. We recently received regulatory approval in Germany and the UK to proceed with the second phase of the study," concluded Mr. Colen.

The Tiara Mitral Valve
As of March 19, 2019, a total of 71 patients have been treated with Tiara, including 22 patients that have been treated under compassionate use, 23 patients in the TIARA-I clinical study and 26 patients in the TIARA-II clinical study ("TIARA-II"). The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings. The 30-day survival rate for the 70 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 89% with one patient now over five years post implant.

The ongoing TIARA-I study is expected to complete enrolment with 30 patients by the third quarter of 2019.

The TIARA-II study has completed the Phase 1 requirements as required by the bi-phasic study design in both Germany and the United Kingdom. In addition, the Company has received approval to proceed with Phase 2 of the TIARA-II study for its Tiara, which follows the Clinical Events Committee's adjudication of adverse events, Data and Safety Monitoring Board review of the data, and Governmental regulatory and ethics committee review of the interim clinical report provided for 20 implanted subjects. This approval will allow the TIARA-II study to proceed in these geographies with no restrictions. Neovasc has 16 active TIARA-II clinical study sites across Germany, Italy, Israel, Spain, and the UK with additional sites being activated in Germany and The Netherlands. This will bring the total number of clinical sites in the TIARA-II study to 20 sites, which is the maximum approved number of sites overall. The Company believes that it is on track to submit the Tiara for CE Mark approval in approximately 2020, pending the outcome of the TIARA-I and TIARA-II studies.

Earlier this month, a presentation highlighting recent Tiara data was made to the world's leading cardiologists attending the 2019 Cardiovascular Research Technologies (CRT) meeting in Washington, DC. The presentation provided an overview of the data from the 70 patients that had been treated to date with the Tiara mitral valve replacement device. In addition, the presentation included select Tiara patient cases, including similar data that was recently published in the November issue of Cardiovascular Interventions on cases of transcatheter mitral valve replacement using the Tiara valve in patients with previous aortic valve replacement. These patients were considered extremely high-risk due to their severe mitral regurgitation and previous surgical aortic valve prosthesis. The article describes great short-term outcomes. Procedural success rate was 100% with no death or major complications and, immediately following implantation, the patients' mitral regurgitation was eliminated.

The REDUCER-I post-market observational study continues to enroll patients across Europe at 20 active centers.  Enrollment has now reached 195 of 400. Data from this study, the COSIRA study, as well as published data from several physician- initiated studies continues to reflect the very positive safety profile and improvements in patient's angina, therefore improving patient's quality of life following Reducer implantation.

A patient implanted with a Tiara recently celebrated her fifth anniversary since undergoing the procedure.  The Company believes that this patient is the longest surviving transcatheter mitral valve replacement therapy recipient in the world. At the time of the procedure, the female patient was 60 years old and a high-risk candidate for surgery with severe MR. The Tiara valve was used to replace the patient's diseased native mitral valve. Upon implantation the patient experienced immediate elimination of the MR without paravalvular leak, as well as an immediate increase in stroke volume and decrease in pulmonary pressure.  At her two-month follow-up, the patient demonstrated a marked improvement in symptoms compared to baseline, with a NYHA Functional Class II (mild) compared to a NYHA Class IV (severe) prior to the Tiara implantation. As of the five-year anniversary of undergoing the Tiara implantation, this patient continues to report excellent prosthetic valve function, and is currently a NYHA Class I/II with significant improvement in quality of life.

Update on Intellectual Property for Tiara in Germany
The Higher Regional Court in Munich, Germany, on appeal by Neovasc, has dismissed the case in full, brought by CardiAQ against Neovasc in Germany. In dismissing the remainder of CardiAQ's case, the German court now found that CardiAQ had not contributed to the invention of the Tiara and found Neovasc to be the rightful inventor and owner of all rights to the disputed Tiara European patent application.

The Transfemoral Trans-septal ("TF/TS") Tiara system
Neovasc's R&D team has made significant progress with the development of the TF/TS Tiara system concept over the past few quarters. The development program is based on a leading concept that allows for a very controlled and predictable implantation procedure similar to our Tiara transapical program. Through numerous evaluations within in vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as four small acute animal trials, the team has narrowed down to two concepts that are showing strong potential. The TF/TS full development program will officially kick off at the end of next week, with the goal of initiating a small clinical feasibility study with the TF/TS program just before the end of 2020.

As a future option, the Company is also developing the concept of full retrievability, up to the final point of valve release by the delivery system, for the Tiara system.

The Reducer
In 2018, revenue increased by 55% compared to 2017. The sales growth is mostly attributable to the sales and marketing efforts in Germany, where the Reducer received the NUB 1 status in Germany at the end of January 2018. Building off of this current momentum, the Company is implementing a broader commercialization and therapy development approach for the Reducer in the EU and Middle East. To support this expanded strategy, Neovasc plans to continue expanding its direct sales force in Germany. The Company has also experienced increased demand from other European countries, where it sells via distributors. Neovasc plans to build off of this momentum as well as initiate sales in additional European countries through new distribution agreements in 2019.

Supporting the future growth in Germany, the Reducer NUB 1 status was renewed in 2019 for an additional year period. There was an almost 50% increase in the number of German hospitals that applied for the Reducer NUB 1 status, increasing from 107 German hospitals last year to 159 German hospitals this year. These hospitals are able to negotiate reimbursement coverage for the Neovasc Reducer therapy under the German health insurance system.

Global recognition for the Reducer continues to increase throughout the cardiology community as a result of the growing data portfolio on the device that has been published in peer reviewed articles and in presentations at medical conferences. As an example, in December 2018, the Journal of the American College of Cardiology: Cardiovascular Interventions ("JACC") published new, peer reviewed data describing the long-term clinical and anatomical follow-up of patients with severe angina pectoris treated with the Reducer 12 years prior. The article, which is entitled: "First-in-Human Use of Coronary Sinus Reducer in Patients With Refractory Angina", describes data from seven patients that had chronic refractory angina and evidence of reversible myocardial ischemia and were electively implanted with the Reducer in 2005. At 12 years, all seven patients reported sustained improvement of angina class compared with baseline status. As a result, the authors conclude that treatment with the Reducer in patients with chronic refractory angina presents a reasonable, safe, and durable option for symptomatic relief and improved quality of life.

In January 2019, JACC also published a peer reviewed article on the use of dipyridamole stress perfusion cardiac magnetic resonance ("CMR") to assess the performance of the Reducer titled, "Coronary Sinus Reducer Implantation to Reduce the Ischemic Burden in Refractory Angina." With stress perfusion CMR emerging as the non-invasive gold standard for the assessment of ischemia, the article discusses how the use of a reliable, non-operator-dependent imaging tool, such as stress perfusion CMR, which will allow for greater insights into the potential impact of the Reducer on the ischemic burden of patients with refractory angina with coronary artery disease.

Earlier this month, an implant procedure from Italy using the Reducer was featured in a "Live Case" broadcast at the Annual CRT Meeting in Washington, DC. The successful live procedure was followed by strong interest from the CRT audience, which asked questions regarding the procedure and curiosity about the Reducer's mechanism of action.

In regards to the U.S. regulatory status, in December, we filed a comprehensive Q-Sub submission to FDA with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. This was followed up by a meeting with the FDA on January 30, 2019, during which the Neovasc team, together with two top U.S. cardiologists, proposed moving forward with a PMA submission using the available Neovasc clinical evidence, including the COSIRA study, which was a prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the EU and Canada, the REDUCER-I study, a multi-center, multi-country, three-arm observational post market study with 186 patients enrolled, as well as supportive safety and efficacy data from a number of peer-reviewed journals.

The FDA review team has since followed up from this meeting and recommended that, despite "Breakthrough Device Designation", we collect additional pre-market blinded data prior to PMA submission. While we respect their current recommendation, we will continue to have discussions with the FDA and their senior management in an attempt to bring this promising refractory angina device therapy, which has been available to patients in Europe since 2015 with demonstrated quality of life improvement and great safety profile, to U.S. patients as soon as possible.

Results for the years ended December 31, 2018 and 2017

Revenues
Revenues decreased 68% to $1,749,133 for the year ended December 31, 2018, compared to revenues of $5,389,014 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

Sales of the Reducer for the year ended December 31, 2018 were $1,749,133 compared to $1,128,126 for the same period in 2017, representing an increase of 55%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold
The cost of goods sold for the year ended December 31, 2018 was $366,258 compared to $3,477,821 for the same period in 2017. The overall gross margin for the year ended December 31, 2018 was 79%, compared to 35% gross margin for the same period in 2017.  The gross margin now reflects the gross margin on the Reducer product only, whereas the comparable period included contract manufacturing and consulting services.

Expenses
Total expenses for the year ended December 31, 2018 were $33,852,958 compared to $34,060,101 for 2017, representing a decrease of $207,143 or 1%. The decrease in total expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by a $1,428,235 decrease in product development and clinical trial expenses as we continue to preserve cash resources offset by a $754,153 increase in general and administrative expenses and a $466,939 increase in selling expenses.

Selling expenses for the year ended December 31, 2018 were $1,353,165, compared to $886,226 for 2017, representing an increase of $466,939, or 53%. The increase in selling expenses for the year ended December 31, 2018 compared to 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the year ended December 31, 2018 were $16,438,936, compared to $15,684,783 for 2017, representing an increase of $754,153 or 5%. The increase in general and administrative expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by  a $1,067,205 increase in stock based compensation and a $2,379,790 charge for collaboration and settlement expenses and a $2,749,968 charge for settlement expenses and a $1,441,125 increase in other expenses including a substantial increase in legal expenses as we renewed the base shelf prospectus, filed XBRL for the first time and filed our annual report on the more demanding Form 20-F, as compared to the Form 40-F filed in 2017 offset by a decrease in expenses related to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings") of $5,447,182 and a decrease in litigation expenses of $1,870,225.

Product development and clinical trial expenses for the year ended December 31, 2018 were $16,060,857 compared to $17,489,092 for 2017, representing a decrease of $1,428,235 or 8%. The decrease in product development and clinical trial expenses for the year ended December 31, 2018 was the result of a $918,016 decrease in employee expenses and a $330,906 decrease in share-based payments due to a restructuring of the Company in early 2017 and a $120,999 decrease in other expenses, as the Company continues to control costs.

The Company's expenses are subject to inflation and cost increases.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss
The other loss for the year ended December 31, 2018 was $75,465,692 compared to other income of $9,724,615 for 2017, an adverse change of $85,190,307.  The increase in the other loss can be substantially explained by the accounting treatment of the 2017 Financings resulting in a $83,092,712 adverse change (charges of $75,712,610 in the year compared to other income of $7,380,102 in the prior year) and a $2,901,783 adverse change in foreign exchange losses and gains compared to the prior year.

Losses
The losses and comprehensive losses for the year ended December 31, 2018 were $108,042,868 and $109,052,460, respectively, or $7.63 basic and diluted loss per share, as compared with losses and comprehensive losses of $22,908,721 and $24,859,117, respectively, or $28.10 basic and diluted loss per share, for the same period in 2017.

The $84,193,343 increase in the comprehensive loss incurred for the year ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $85,190,307 increase in other losses (the accounting treatment of the 2017 Financings resulting in an increase in charges of $83,092,711 in the year) and a $321,175 increase in operating losses ($754,153 increase in general and administrative expenses and a $1,428,235 reduction in product development and clinical trials expenses as the Company continues to control costs).

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at December 31, 2018 the Company had cash and cash equivalents of $9,242,809 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017.  During the first quarter of 2019, the Company completed two underwritten public offerings (together, the "2019 Financings") for aggregate gross proceeds of $10 million, each at a price to the public of $0.45 per Common Share, for an aggregate total of 22,222,222 common shares. The first financing closed on February 28, 2019 and the second closed on March 15, 2019.

The Company's independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our audited consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016. The Company will require significant additional financing in order to continue to operate its business.  Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

As at December 31, 218, The Company is in a positive working capital position of $2,464,167, with current assets of $10,739,930 and current liabilities of $8,275,763.  The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

Cash used in operating activities for the twelve months ended December 31, 2018 was $22,794,748, compared to $138,613,946 for the same period in 2017.  For the twelve months ended December 31, 2018, operating activities were $23,924,650, compared to $26,403,093 for the same period in 2017, and a decrease of $2,478,443.  Net cash provided from the net change in non-cash working capital items for the twelve months ended December 31, 2018 was $1,124,891, compared to a net cash outflow of $112,067,771 in the same period in 2017.  The increase in net cash outflow can be attributed to the payment of the damages provision in relation in the Company's primary U.S. litigation with CardiAQ in 2017.

Net cash received from investing activities for the twelve months ended December 31, 2018 was $713,752 compared to net cash applied to investing activities of $69,496,853 for the same period in 2017, primarily due the release of cash held in escrow to settle damages and interest awards in the Company's primary U.S. litigation with CardiAQ in 2017.

Outstanding Share Data
On March 12, 2019, the Company announced that it had entered into Exchange Agreements with the holders of all of its outstanding Series A common share purchase warrants (the "Series A Warrants") and Series E common share purchase warrants (the "Series E Warrants") issued pursuant to the 2017 Financings, pursuant to which the Company issued an aggregate of approximately 496,239 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants remaining outstanding from the 2017 Financings.

As at March 19, 2019, the Company had 61,985,116 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 3,682,469 stock options with a weighted average price of $7.70, 1,444,444 warrants issued to the underwriters in connection with the 2019 Financings, and the $10,825,000 aggregate principle amount senior secured convertible notes (the "Notes") remaining outstanding, which could convert into 24,055,555 Common Shares (not taking into account the alternate conversion price mechanism in the Notes). The Company's fully diluted share capital as of March 19, 2019 is 91,167,604. The Company's fully diluted share capital, adjusted on the assumption that all the outstanding Notes are exercised using the alternate conversion price at the closing price on March 19, 2019 is 94,869,863.

For description of the terms of the securities issued pursuant to the 2017 Financings, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date caused by such exercises and conversions, and the potential dilution in the future due to such exercises and conversions, see the Company's Annual Report on Form 20-F, which will be available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2018 Annual Report on Form 20-F, Management's Discussion and Analysis and Consolidated Financial Statements and related notes are posted on the Company's website at www.neovasc.com and will be filed on SEDAR and with the SEC. In addition to the summary contained herein, readers are encouraged to review the full disclosure in these documents.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference call, please dial 877-407-9208 (domestic) or 201-493-6784 (international) and use passcode 13687733#.

A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com until June 21, 2019.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's strategy and expectations regarding delivering on future milestones for both product platforms, beliefs as to the ability to increase enrollment for our TIARA-II study in Europe, plans to finalize the trans-septal Tiara system design concept during Q1, 2019, future reimbursement negotiations with German health insurance companies for the Reducer, the Company's discussions with the FDA regarding the Reducer, the Company's ability to obtain financing in the future, the Company's fully diluted share capital and the growth of the cardiovascular marketplace. Words and phrases such as "believes", "may", "expects", "can", "could", "scheduled" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the year ended December 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

Consolidated Statements of Financial Position As at December 31, (Expressed in U.S. dollars)

	2018	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$9,242,809	$17,507,157	$22,954,571
Cash held in escrow	-	-	70,000,000
Accounts receivable	647,143	1,334,923	3,117,474
Inventory	258,742	398,556	196,723
Prepaid expenses and other assets	591,236	802,366	505,340
Total current assets	10,739,930	20,043,002	96,774,108

Non-current assets
Restricted cash	439,736	478,260	449,760
Property, plant and equipment	813,628	1,685,181	1,585,635
Total non-current assets	1,253,364	2,163,441	2,035,395

Total assets	$11,993,294	$22,206,443	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,852,539	$1,844,955	$2,490,943
Damages provision	-	-	111,781,096
Convertible Note	1,423,224	4,261,597	-
Derivative liability from financing	-	19,997,345	-
Total current liabilities	8,275,763	26,103,897	114,272,039

Non-Current Liabilities
Convertible Note	13,194,112	15,745,962	-
Derivative liability from financing	190,303	16,831,685	-
Total non-current liabilities	13,384,415	32,577,647	-

Total liabilities	$21,660,178	$58,681,544	$114,272,039

Equity
Share capital	$304,460,533	$171,803,816	$168,712,673
Contributed surplus	26,260,806	23,056,846	22,301,437
Accumulated other comprehensive loss	(7,653,028)	(6,643,436)	(4,693,040)
Deficit	(332,735,195)	(224,692,327)	(201,783,606)
Total equity	(9,666,884)	(36,475,101)	(15,462,536)

Total liabilities and equity	$11,993,294	$22,206,443	$98,809,503

NEOVASC INC. Consolidated Statements of Loss and Comprehensive Loss For years ended December 31, (Expressed in U.S. dollars)

	2018	2017	2016
REVENUE
Reducer	$1,749,133	$1,128,126	$1,004,948
Contract manufacturing and consulting services	-	4,260,888	8,507,848
	1,749,133	5,389,014	9,512,796

COST OF GOODS SOLD	366,258	3,477,821	7,091,761
GROSS PROFIT	1,382,875	1,911,193	2,421,035

EXPENSES
Selling expenses	1,353,165	886,226	696,638
General and administrative expenses	16,438,936	15,684,783	19,182,787
Product development and clinical trials expenses	16,060,857	17,489,092	19,364,503
	33,852,958	34,060,101	39,243,928

OPERATING LOSS	(32,470,083)	(32,148,908)	(36,822,893)

OTHER (EXPENSE)/INCOME
Interest income	183,065	355,806	177,761
Gain on sale of assets	238,907	-	65,095,733
Damages provision	-	(738,021)	(111,781,096)
(Loss)/gain on foreign exchange	(175,054)	2,726,728	(273,746)
Unrealized (loss)/gain on derivative liability and convertible note	(814,827)	10,732,089	-
Realized loss on exercise of warrants and convertible note	(28,003,594)	-	-
Amortization of deferred loss	(46,894,189)	(3,351,987)	-
Unrealized gain on damages provision	-	-	(2,690,129)
	(75,465,692)	9,724,615	(49,471,477)
LOSS BEFORE TAX	(107,935,775)	(22,424,293)	(86,294,370)

Tax expense	(107,093)	(484,428)	(200,523)
LOSS FOR THE YEAR	$(108,042,868)	$(22,908,721)	$(86,494,893)

OTHER COMPREHENSIVE INCOME FOR THE YEAR
Exchange difference on translation other than for damages provision	-	(1,950,396)	1,406,842
Fair market value changes in convertible note due to changes in own credit risk	(1,009,592)	-	2,690,129
	(1,009,592)	(1,950,396)	4,096,971
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(109,052,460)	$(24,859,117)	$(82,397,922)

LOSS PER SHARE
Basic and diluted loss per share	$(7.63)	$(0.28)	$(1.28)

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-fourth-quarter-and-fiscal-year-2018-financial-results-300816735.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/21/c5295.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:01e 21-MAR-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	March 21, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer